UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Tesoro Corporation
(Exact name of registrant as specified in its charter)

Delaware	95-0862768
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Concord Plaza Drive
San Antonio, Texas	78216-6999
(Address of principal executive offices)	(Zip code)
     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this form relates: None.
     Securities to be registered pursuant to Section 12(g) of the Act: None.

SIGNATURE
EXHIBIT INDEX

Item 1.  Description of Registrant’s Securities to be Registered.
     On November 20, 2007, the Board of Directors of Tesoro Corporation (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, $0.16 2/3 par value, of the Company (the “Common Stock”). The distribution is payable on December 3, 2007 to the stockholders of record on December 3, 2007 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $200.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated November 20, 2007 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).
     Copies of the Rights Agreement are available free of charge from the Rights Agent, American Stock Transfer & Trust Company. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.
     Until the close of business on the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights. The “Distribution Date” will be the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock (the “Shares Acquisition Date”).
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, even without a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 20, 2010 (the “Final Expiration Date”) unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case as described below.
     Each share of Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the dividend declared on one share of the Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment of $1,000 per share, but will be entitled to receive an aggregate liquidation payment equal to 1,000 times the payment made on one share of Common Stock.
     Each share of Preferred Stock will have 1,000 votes voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations as of the Common Stock occurring, in any such case, prior to the Distribution Date.
     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of shares of the senior voting stock of the acquiring company that at the time of such transaction would have a market value of two times the Purchase Price. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the Purchase Price.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued shares of Common Stock to permit such exchange, then one one-thousandth of a Preferred Share) per Right (subject to adjustment).
     At any time prior to 5:00 p.m. San Antonio, Texas time on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). In addition, if a Qualified Offer (as described below) is made, the record holders of 10% of the outstanding shares of Common Stock may direct the Board of Directors of the Company to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If the special meeting is not held within 90 business days of being called or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Board will redeem the Rights or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.
     A Qualified Offer is an offer determined by the Board of Directors of the Company to be a fully-financed offer for all outstanding shares of Common Stock at a per share offer price greater than the highest reported market price for the Common Stock in the immediately preceding 24 months that the Board of Directors of the Company, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded company, and the board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least 120 business days following commencement.
     Immediately upon the action of the Board of Directors of the Company to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A committee of independent directors of the Company will review and evaluate the Rights Agreement at least annually in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders. Following each such review, the committee shall communicate its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.
     A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
Item 2.  Exhibits.

1.	Rights Agreement, dated as of November 20, 2007, between Tesoro Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designations of Series B Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on November 21, 2007).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TESORO CORPORATION
By:	/s/ Charles S. Parrish
Charles S. Parrish
Senior Vice President, General Counsel and Secretary

Date: November 21, 2007

EXHIBIT INDEX

Exhibit
Number	Title of Exhibit

1.	Rights Agreement, dated as of November 20, 2007, between Tesoro Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Certificate of Designations of Series B Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on November 21, 2007).